Schedule 13D Amendment No. 13
 -------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 13)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784495103
                                  -------------
                                 (CUSIP Number)

                        Trinad Capital Master Fund, Ltd.
                      2121 Avenue of the Stars, Suite 1650
                              Los Angeles, CA 90067
                                 (310) 601-2500
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 27, 2006
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

SCHEDULE 13D
CUSIP No. 784495103
------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Capital Master Fund, Ltd.    98-0447604
------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS WC
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               2,914,105
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,914,105
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,914,105
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.02%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Management, LLC      20-0591302
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               2,914,105
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,914,105
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,914,105
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.02%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IA
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Capital LP    20-0593276
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               2,812,111
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,812,111
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,812,111
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.57%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Advisors GP, LLC     20-0591650
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               2,812,111
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,812,111
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,812,111
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.57%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert S. Ellin
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS PF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  33,856
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               3,268,659(1)
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER
                        33,856
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        3,268,659(1)
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,302,515(1)
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.76%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

------------------------------------
(1) Includes (A) 2,914,105 shares of Common Stock owned by the Trinad Capital Master Fund, Ltd. (the "Master Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and
(D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nancy J. Ellin
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS PF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  47,656
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING               340,754(2)
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER
                        47,656
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        340,754(2)
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    388,410(2)
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.74%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

------------------------------------
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Atlantis Equities, Inc.
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS WC
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  225,456
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER
                        225,456
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    225,456
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.01%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert S. Ellin Profit Sharing Plan
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4) SOURCE OF FUNDS OO
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  81,442
BENEFICIALLY    --------------------------------------------------------------
OWNED BY EACH   8       SHARED VOTING POWER
REPORTING
PERSON          --------------------------------------------------------------
WITH            9       SOLE DISPOSITIVE POWER
                        81,442
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    81,442
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.36%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
------------------------------------------------------------------------------

     The purpose of this Schedule 13D/A is to reflect the delivery by Trinad Capital Master Fund, Ltd. (the "Master Fund"), one of the Reporting Persons, to the board of directors of Majesco Entertainment Company (the "Issuer") of a letter on June 27, 2006, in which the Master Fund offered to make a $3 million cash investment in the Issuer through the purchase of shares of the Issuer's common stock, par value $.001 per share ("Common Stock"), at a price that reflected a premium to the trading price of the Common Stock on the date of the Offer. This Schedule 13D/A is also being filed to reflect additional purchases by one or more of the Reporting Persons of additional shares of Common Stock.

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

     Item 2. Identity and Background.

(a), (c)

This Schedule 13D/A is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 96.5% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv) Trinad Advisors GP, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vi) Nancy J. Ellin, an individual, whose principal occupation is to serve as the sole officer and director and the sole shareholder of Atlantis Equities, Inc.

(vii) Atlantis Equities, Inc., a New York corporation that is a merchant banking firm.

(viii) Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, and Trinad Advisors GP, LLC are collectively referred to as the "Fund."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, Trinad Advisors GP, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)

Robert S. Ellin is a United States citizen.

Nancy J. Ellin is a United States citizen.

     Item 3. Source and Amount of Funds or Other Consideration.

     Since the date of amendment number 12 to this Schedule 13D, the Master Fund used $205,018.02 of investment capital to purchase an aggregate of 140,309 shares of Common Stock.

     Item 4. Purpose of Transaction.

     On June 27, 2006, the Master Fund sent a letter to the Issuer's Board in which it again made an offer to invest $3 million in the Issuer through the purchase from the Issuer of 2,000,000 shares of Common Stock at a price of $1.50 per share. The Master Fund believes that this capital is immediately required by the Issuer both to meet internal liquidity requirements and to ensure that the Issuer meets the financial guidelines necessary so as to continue to comply with Nasdaq's listing requirements, and notes that:

o The Issuer received a notice of delisting from the NASDAQ Stock Market advising the Issuer that it did not comply with MarketPlace Rule 4310(c)(2)(B), which requires the Issuer to maintain a minimum of $2.5 million in stockholders' equity, $35.0 million market value of listed securities or $500,000 of net income from continuing operations for two of the three latest fiscal years.

o The Issuer has regained compliance, but only by virtue of the fact of one-time, non-recurring events. In the absence of these events, net revenue for the quarter would have reflected a $2.258 million loss, rather than a $0.839 million profit.

o As of the Issuer's most recent quarterly report on Form 10-Q, the Issuer had stockholders' equity of only $3,665,000.

     In the letter, the Master Fund also requested that the Issuer take all actions necessary to nominate three (3) individuals proposed by the Master Fund to the Issuer's Board of Directors and take any further action so that the Issuer's Board consists of a total of seven (7) members. A copy of the letter is attached as

Exhibit A hereto and is incorporated herein by reference.

     The Reporting Persons have made numerous requests that the Issuer and the Board take actions to improve the performance and financial condition of the Issuer and to establish a more appropriate corporate governance structure. To date, the Issuer has not acted upon any of the Master Fund's requests.

     The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

     Item 5. Interest in Securities of the Issuer.

     (a)

(i) The percentages used herein and are calculated based on the 22,374,073 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 8, 2006 in the Issuer's latest Form 10-Q, as filed with the Securities and Exchange Commission on June 9, 2006.

     As of the date hereof,

     Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,914,105 shares of the Common Stock, representing approximately 13.02% of the Common Stock of the Issuer.

     Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin (as a Managing Member of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 2,914,105 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 13.02% of the Common Stock of the Issuer.

     Trinad Capital LP (as the owner of 96.5% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 96.5% of the shares of the 2,875,355 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 12.57% of the Common Stock of the Issuer.

     Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

     Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

     Trinad Management, LLC, and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(ii) The Fund may be deemed to beneficially own 2,914,105 shares of Common Stock, representing approximately 13.02% of the outstanding shares of Common Stock.

(iii) Robert S. Ellin may be deemed to beneficially own 3,268,659 shares of Common Stock, representing approximately 14.76% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,914,105 shares of Common Stock owned by the

Master Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a New York corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

     (b)

     Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it, he, or she may be deemed to beneficially own.

     (c)

     The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the amendment number 12 to this Schedule 13D:

     On May 26, 2006, the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4114 per share.

     On May 30, 2006, the Master Fund purchased 3,939 shares of Common Stock through an open market transaction at a price of $1.403 per share.

     On May 31, 2006 the Master Fund purchased 220 shares of Common Stock through an open market transaction at a price of $1.6636 per share.

     On June 15, 2006, the Master Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.53 per share.

     On June 16, 2006, the Master Fund purchased 15,768 shares of Common Stock through an open market transaction at a price of $1.533 per share.

     On June 19, 2006 the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4937 per share.

     On June 21, 2006, the Master Fund purchased 5,853 shares of Common Stock through an open market transaction at a price of $1.4426 per share.

     On June 23, 2006, the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4149 per share.

     On June 27, 2006, the Master Fund purchased 15,779 shares of Common Stock through an open market transaction at a price of $1.4682 per share.

     On June 28, 2006, the Master Fund purchased 13,750 shares of Common Stock through an open market transaction at a price of $1.4578 per share.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006

                                      TRINAD CAPITAL MASTER FUND, LTD.

                                      By: Trinad Capital L.P.

                                      By: Trinad Advisors GP, LLC

                                      By: /s/ Robert S. Ellin
                                      ------------------------------------------
                                      Robert. S. Ellin, Managing Member

                                      /s/ Robert S. Ellin
                                      ------------------------------------------
                                      Robert S. Ellin

                                      /s/ Nancy J. Ellin
                                      ------------------------------------------
                                      Nancy J. Ellin

                                      ATLANTIS EQUITIES, INC.

                                      /s/ Nancy J. Ellin
                                      ------------------------------------------
                                      By: Nancy J. Ellin, President

                                      ROBERT S. ELLIN PROFIT SHARING PLAN

                                      /s/ Robert S. Ellin, Trustee
                                      ------------------------------------------
                                      By: Robert S. Ellin, Trustee

                                      TRINAD CAPITAL MASTER FUND, LTD.

                                      By: Trinad Capital L.P.

                                      By: Trinad Advisors GP LLC

                                      By: /s/ Robert S. Ellin
                                          --------------------------------------
                                            Name: Robert S. Ellin
                                            Title: Managing Member

                                    Exhibit A



                         Trinad Capital Master Fund Ltd.
                      2121 Avenue of the Stars, Suite 1650
                          Los Angeles, California 90067


June 27, 2006


Board of Directors
Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey  08837

Gentlemen:

     As you know, over the past several months, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we"), which has been a long-time shareholder of Majesco Entertainment Company ("Majesco" or the "Company"), has made repeated requests that the Company to make fundamental changes in the its management structure, corporate governance, executive compensation and board composition. Specifically, we have requested that the Company remove certain members of the Sutton family as officers and replace them with candidates who have the requisite qualifications, experience and relevant backgrounds to properly serve as executive officers of the Company. As a consequence of the failure by the Board to act upon or accept any of our requests, and the continued deterioration of the Company's financial position and prospects, we sent a notice (the "Nomination Notice") to the Company on March 23, 2006 advising the Company of our intention to nominate three members to the Company's board at the Company's 2006 annual meeting of shareholders.

     We note that the Company received a notice of delisting from The NASDAQ Stock Market ("Nasdaq") advising the Company that it did not comply with Marketplace Rule 4310(c)(2)(B), which requires the Company to maintain a minimum of $2.5 million in stockholders' equity, $35.0 million market value of listed securities or $500,000 of net income from continuing operations for two of the three latest fiscal years. We are of course pleased that the Company has regained compliance with Nasdaq's listing requirements; however, we believe that the Company's ability to reestablish compliance has less to do with the fundamentals of its core business or any real improvement in its continuing operations and more to do with one-time, non-recurring events.(1) In the absence of these non-recurring events, net revenue for the quarter would have reflected a $2.258 million loss, rather than a profit of $.839 million. Further, this reinstatement is based on a very narrow margin of compliance and we remain concerned that the Company will again fail to meet the financial guidelines necessary to remain compliant with a number of Nasdaq's listing requirements.


---------------
(1) "During the three and six month periods ended April 30, 2006, the Company recorded a gain on settlement of liabilities consisting of $1.5 million related to negotiated reductions in royalties due for certain video and video game titles, $0.5 million gain on the sale of rights to certain video game titles, and a $1.1 million gain on the settlement of accounts payable for legal, marketing, and development expenses for less than the invoiced amount." Majesco Entertainment Co., Form 10-Q, For Period Ending 4/30/2006

     As of the Company's most recent quarterly report on Form 10-Q, the Company had stockholders' equity of only $3,665,000. We believe that it is imperative for the Company's future financial health and business that it immediately obtain additional equity capital, and we are not aware of any financings or other developments that would result in an increase in the Company's stockholders' equity or any other improvement to its financial position. Further, we believe that the Company is perilously close to once again having it shares delisted by Nasdaq, considering that the Company's stockholders' equity is only modestly in excess of Nasdaq's minimum requirements. We are prepared to provide immediate assistance to the Company to avert what we believe to be an impending liquidity crisis and the delisting of its equity securities from Nasdaq by reiterating our previous offer to make an equity investment in the Company of three million dollars ($3,000,000), at a price of $1.50 per share, upon the terms, and subject to the satisfaction of each of the conditions, set forth below. There are no other conditions to our investment except as set forth below. We believe that these conditions are customary and will not unduly disrupt the Company or divert the attention of its management team.

     1. Cash Investment. The Company shall issue and sell to Trinad or its designees, and Trinad or its designees shall purchase from the Company, an aggregate of 2,000,000 shares of the Company's common stock at a price of $1.50 per share, or an aggregate of three million dollars. We note that this represents a premium of $0.07, or nearly 5%, over yesterday's closing price of the Company's common stock. In light of our long-term commitment to the Company and all of its shareholders, we are not requesting that the Company be required to register our shares under applicable federal securities laws. We refer to the purchase and sale of common stock as set forth above as the "Investment."

     2. Board Representation. Upon the completion of the Investment, the Company and the Company's Board shall take all necessary and desirable action, as reasonably requested by Trinad, to appoint three designees of Trinad to the Company's board of directors and to limit the size of the board to seven members. This would result in the board being comprised of six independent members and Morris Sutton. We recognize that this may be effected in a number of ways including, without limitation, through the resignation of certain existing board members or by increasing the size of the existing board and, in each case, filling vacancies with our nominees. We are prepared to propose as nominees individuals that we strongly believe will add value to the Board's decision-making process and enhance the Board's ability to maximize shareholder value. Further, we believe that such representation on the Board is entirely commensurate with our substantial equity ownership in the Company. We have already provided you with extensive background information on our nominees.

     3. Board Approval; Compliance with Applicable Laws. The Investment and the other actions contemplated hereby shall be approved in advance by the Board of Directors of Majesco in a manner to render inapplicable any and all laws, regulations and agreements that would prevent, or impose material conditions upon the Investment. Further, Majesco shall execute and deliver any further instruments or documents and take all such necessary action that may be reasonably requested by Trinad to carry out the purpose of this letter.

     4.   Miscellaneous.

               (a) Attorneys' Fees. In the event any of the parties hereto shall institute any action or proceeding against any other party or parties hereto relating to this letter, the unsuccessful party in such action or proceeding shall reimburse the successful party or parties for its reasonable expense incurred in connection herewith, including reasonable attorneys' fees. Further, the Company shall be required to reimburse Trinad for all of its out-of-pocket fees and expenses incurred in connection with the transactions contemplated hereby, including for reasonable attorneys' fees.

               (b) Governing Law. This letter shall be governed by, construed and enforced in accordance with the laws of the State of New York, United States of America, without regard to conflict of law principles.

               (c) Entire Letter; Modification. This letter sets forth the entire understanding among the parties and supersedes all agreements made prior to or contemporaneously herewith, written or oral, with respect to the subject matter hereof. Any modification of this letter must be in writing and signed by all of the parties hereto in an instrument which makes specific reference to this letter.

               (d) Termination. In the event that this letter is not accepted in writing by Majesco and returned to Trinad before 5:00 P.M. EST Monday, July 3, 2006, this letter shall automatically terminate and be null and void without any obligation of Trinad. Further, this letter may be terminated earlier by Trinad by the delivery of written notice to Majesco of its desire to so terminate.

               (e) Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

               (f) Non-Binding Letter. Your acceptance and execution of this letter will affirm our mutual intent as set forth herein. This letter expresses only the intention of Trinad to make the Investment contemplated hereby upon the terms and subject to the conditions contained herein, and does not constitute a binding agreement, or create any legal obligation on the part of Trinad. Any such agreement or legal obligation shall be created solely through the execution and delivery of a definitive purchase or investment agreement in form and substance mutually satisfactory to both parties. If such a definitive agreement is not executed, our respective obligations under this letter of intent shall be terminated.

     We are confident that our proposal is reasonable and beneficial to the interests of the Company's shareholders. The Board's failure to respond to our many overtures has resulted in the continued deterioration of the Company. As you know, during the past several months we made several offers to the Board to make a substantial equity investment in the Company, including an offer not long ago to invest $7.5 million in the Company through the purchase from the Company of approximately 4,285,714 shares of the Company's Common Stock at a price of $1.75 per share, which represented a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding that offer. To the shock and dismay of us and our fellow Company shareholders, the Board did not even bother to respond to that offer. At the time, and clearly in retrospect, it is clear that the Board's inaction amounted to a gross and blatant disregard of the interests of the Company and its shareholders.

     The Company responded to a subsequent offer to provide financing, by issuing to Trinad a Non-Disclosure Agreement that contained egregious and uncustomary stipulations for a document of this nature. Such conditions were specifically intended to tie our hands and further entrench members of this board and management team who continue to go to great lengths to remain unaccountable to the Company's shareholders.

     Given the current condition of the Company, and its continued deterioration, that offer has been withdrawn. Although we have been purchasing shares of the Company's common stock in the open market, we believe that it would be in the best interests of the Company if it were to directly issue new shares to us and receive the proceeds for the sale of such shares, which it appears to desperately need. Our offer contains minimal conditions, and we believe provides the board with an opportunity that--in the course of discharging its fiduciary duties to all of the Company's stockholders--it is compelled to accept. The time has come for the Board to take decisive and aggressive action to begin to deal with the enormity of problems that now face the Company. We are confident that our proposal is very generous, particularly considering the Company's continued poor performance and current and deteriorating financial position. Time is clearly of the essence, as any further diminution in shareholder value is simply unacceptable. In the event that the Board once again rejects our offer, then we are prepared to continue to purchase shares of the Company's common stock and to seek to force the Board to finally take action that is in the best interests of all of its stockholders.

     If you agree to accept our Investment proposal upon the terms and conditions set forth herein, please so indicate by signing this letter in the space provided below for your signature, whereupon we will instruct our counsel to immediately begin drafting definitive agreements for our respective review.

     Thank you for your prompt consideration of this very important matter.



                                        Very truly yours,

                                      TRINAD CAPITAL MASTER FUND LTD.

                                        By: Trinad Capital L.P.

                                        By:  Trinad Advisors GP LLC

                                        By:    /s/ Robert S. Ellin
                                               -------------------
                                        Name:  Robert S. Ellin
                                        Title:    Managing Member




AGREED TO AND ACCEPTED
THIS __ DAY OF ___________, 2006:


MAJESCO ENTERTAINMENT COMPANY


By: _____________________________
   Name:
   Title: